STATEMENT OF INVESTMENTS

Dreyfus Premier Municipal Bond Fund

July 31, 2007 (Unaudited)

Long-Term Municipal Investments--106.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.3%				
Jefferson County,				
Sewer Revenue (Capital				
Improvement Warrants)				
(Insured; FGIC)	5.13	2/1/09	4,000,000 a	4,118,200
University of Alabama,				
HR (Insured; MBIA)	5.75	9/1/10	3,000,000 a	3,196,020
Arizona--.7%				
Arizona Health Facilities				
Authority, Health Care				
Facilities Revenue (The				
Beatitudes Campus Project)	5.20	10/1/37	4,000,000	3,826,800
Arkansas--.8%				
Lake Hamilton School District				
Number 005, GO Limited Tax				
Capital Improvement (Insured;				
AMBAC)	5.50	4/1/29	4,600,000	4,645,356
California--15.0%				
California,				
GO	5.63	5/1/10	2,530,000 a	2,681,345
California,				
GO (Insured; MBIA)	4.25	8/1/33	14,775,000	13,626,835
California,				
GO (Various Purpose)	5.25	11/1/27	5,000,000	5,256,150
California Department of Water				
Resources, Power Supply Revenue	6.00	5/1/12	6,000,000 a	6,642,780
California Health Facilities				
Financing Authority, Revenue				
(Sutter Health)	5.25	11/15/46	10,000,000	10,288,700
California Pollution Control				
Financing Authority, PCR	5.90	6/1/14	12,710,000 b,c	14,213,148
California Statewide Communities				
Development Authority, Revenue				
(Kaiser Permanente)	5.25	3/1/45	2,505,000	2,544,654
Golden State Tobacco				
Securitization Corporation,				
Tobacco Settlement				
Asset-Backed Bonds	7.88	6/1/13	2,170,000 a	2,613,114
Golden State Tobacco				
Securitization Corporation,				
Tobacco Settlement				
Asset-Backed Bonds	7.90	6/1/13	1,920,000 a	2,314,310
Golden State Tobacco				
Securitization Corporation,				
Tobacco Settlement				

Asset-Backed Bonds	5.75	6/1/47	10,840,000	11,179,834
Lincoln, Community Facilities District Number 2003-1, Special Tax Bonds (Lincoln Crossing Project)	6.00	9/1/13	3,185,000 a	3,574,971
Port of Oakland, Revenue (Insured; FGIC)	5.50	11/1/20	4,085,000	4,308,000
San Fransico Bay Area Rapid Transit District, GO	5.00	8/1/32	5,000,000 d	5,236,050
Colorado--6.0%				
Broomfield City and County, COP (Open Space, Park and Recreation Facilities Lease Purchase Agreement) (Insured; AMBAC)	5.50	12/1/20	1,000,000	1,046,790
Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado System Headquarters Project) (Insured; AMBAC)	5.50	12/1/21	1,100,000	1,165,659
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	7.15	10/1/30	55,000	55,796
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	3,010,000	3,163,329
Denver City and County, Airport Revenue (Insured; AMBAC)	6.00	11/15/17	5,000,000	5,264,800
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.25	10/1/32	3,000,000	2,910,540
E-470 Public Highway Authority, Revenue (Insured; MBIA)	5.75	9/1/10	5,500,000 a	5,901,665
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	8,250,000	8,738,070
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0.00	6/15/27	6,125,000	1,955,345
University of Colorado Hospital Authority, Revenue	5.25	11/15/39	3,810,000	3,843,071
Connecticut--5.2%				
Connecticut	5.75	6/15/11	8,000,000 b,c	8,419,640
Connecticut	5.50	12/15/15	7,400,000 b,c	8,230,613
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	4,345,000	4,598,096
Mashantucket Western Pequot Tribe, Special Revenue	5.75	9/1/27	8,000,000 b	8,089,360
Florida--1.9%				

Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	6.00	11/15/11	2,500,000 a	2,727,025
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	8,215,000	8,319,741
Georgia--1.7%				
College Park Business and Industrial Development Authority, Revenue (Civic Center Project) (Insured; AMBAC)	5.75	9/1/10	4,250,000 a	4,561,695
Georgia	5.25	7/1/10	5,000,000 a	5,204,500
Illinois--4.2%				
Carol Stream, First Mortgage Revenue (Windsor Park Manor Project)	6.50	12/1/07	400,000	402,868
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.45	9/1/29	1,785,000	1,790,462
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.50	12/1/42	7,910,000	8,348,056
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	87,000	87,161
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.25	8/1/12	216,484	186,449
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	7,500,000	7,693,800
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA)	5.50	6/15/23	5,000,000	5,319,750
Kansas--1.5%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.55	6/1/38	2,760,000	2,920,439
Wichita, HR (Via Christi Health System, Inc.)	6.25	11/15/19	2,000,000	2,157,580
Wichita, HR (Via Christi Health System, Inc.)	6.25	11/15/20	3,000,000	3,236,370

Kentucky--2.3%

Mount Sterling,
    LR (Kentucky League of Cities
    Funding Trust Program)
	6.10	3/1/18	5,500,000	6,262,630

Pendleton County,
    Multi-County LR (Kentucky
    Association of Counties
    Leasing Trust Program)
	6.40	3/1/19	6,000,000	6,826,200

Louisiana--.5%

Louisiana Housing Finance Agency,
    SFMR (Home Ownership Program)
    (Collateralized: FNMA and GNMA)
	6.40	12/1/30	1,630,000	1,654,026

Saint James Parish,
    SWDR (Freeport-McMoRan
    Partnership Project)
	7.70	10/1/22	1,000,000	1,023,350

Maryland--.4%

Maryland Energy Financing
    Administration, SWDR
    (Wheelabrator Water
    Technologies Baltimore LLC
    Projects)
	6.45	12/1/16	2,100,000	2,145,108

Massachusetts--3.7%

Massachusetts Health and
    Educational Facilities
    Authority, Revenue
    (Massachusetts Institute of
    Technology Issue)
	5.25	7/1/30	9,035,000	10,185,517

Massachusetts Health and
    Educational Facilities
    Authority, Revenue (Partners
    HealthCare System Issue)
	5.00	7/1/47	5,000,000	5,012,950

Massachusetts Industrial Finance
    Agency, Water Treatment
    Revenue
    (Massachusetts-American
    Hingham Project)
	6.95	12/1/35	2,450,000	2,482,169

Route 3 North Transportation
    Improvement Association, LR
    (Insured; MBIA)
	5.75	6/15/10	3,000,000 [a]	3,159,870

Michigan--5.8%

Detroit School District,
    School Building and Site
    Improvement Bonds (GO -
    Unlimited Tax) (Insured; FGIC)
	5.00	5/1/28	5,000,000	5,121,250

Michigan Building Authority, Revenue (Residual Certificates)	5.50	10/15/17	10,000,000 [b,c]	10,580,700

Michigan Strategic Fund,
    SWDR (Genesee Power Station
    Project)
	7.50	1/1/21	7,725,000	7,701,671

Pontiac Tax Increment Finance
    Authority, Tax Increment
    Revenue (Development Area				

Number 3)	6.25	6/1/22	3,250,000	3,415,360
Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company)	7.00	11/1/15	5,000,000	5,935,750
Minnesota--1.0%				
Chaska,				
Electric Revenue	6.00	10/1/10	2,000,000 a	2,130,300
Minnesota Housing Finance Agency,				
Single Family Mortgage	5.95	1/1/17	440,000	443,784
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	3,000,000	3,198,150
Mississippi--.3%				
Mississippi Home Corporation,				
SFMR (Collateralized; GNMA)	6.95	12/1/31	1,885,000	1,895,895
Missouri--2.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,470,000	2,540,642
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,528,900
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.13	12/1/10	4,000,000 a	4,315,160
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FHLMC, FNMA and GNMA)	5.00	9/1/37	2,500,000	2,478,750
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	105,000	105,961
New Jersey--9.2%				
New Jersey Economic Development Authority, Revenue (Insured; AMBAC)	5.25	6/15/15	4,990,000 b,c	5,254,470
New Jersey Economic Development Authority, Revenue (Insured; AMBAC)	5.25	6/15/16	4,990,000 b,c	5,254,470
New Jersey Economic Development Authority, Revenue (School Facilities-Construction 2001) (Insured; AMBAC)	5.25	6/15/11	10,000 a	10,530

New Jersey Economic Development Authority, Revenue (School Facilities-Construction 2001) (Insured; AMBAC)	5.25	6/15/11	10,000 a	10,530
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/10	6,000,000 a	6,242,340
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/11	12,700,000 b,c	13,593,191
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,135,000 a	5,951,362
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	0.00	6/1/41	18,500,000	2,737,445
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	14,560,000	13,435,968
New Mexico--1.2%				
Farmington, PCR (Public Service Company of New Mexico San Juan Project)	6.38	4/1/22	1,430,000	1,460,817
Jicarilla Apache Nation, Revenue	5.50	9/1/23	5,000,000	5,327,550
New York--6.5%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	9,000,000	9,452,340
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,598,560
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	6.00	6/15/10	3,085,000 a	3,304,004
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	5.00	6/15/39	10,000,000	10,203,800
New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA)	6.00	7/1/17	3,500,000	4,055,835
New York State Dormitory Authority, Revenue (Rochester Institute of Technology)				

(Insured; AMBAC)	5.25	7/1/24	3,345,000	3,525,262
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/13	2,500,000	2,942,300
North Carolina--2.3%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/13	3,500,000	3,826,130
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA)	6.75	1/1/26	5,000,000	5,307,800
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.45	8/15/20	1,000,000	1,070,720
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	2,565,000	2,744,781
Ohio--4.9%				
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights - Public Parking Garage Project)	7.35	12/1/31	3,000,000	3,265,920
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	7,000,000	7,618,100
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	3,115,000 [a]	3,253,960
Hamilton County, Sales Tax Refunding and Improvement Bonds (Insured; AMBAC)	0.00	12/1/25	14,865,000	6,365,490
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	7,300,000	7,453,884
Oklahoma--2.0%				
McGee Creek Authority, Water Revenue (Insured; MBIA)	6.00	1/1/13	8,025,000	8,474,480
Oklahoma Development Finance Authority, Student Housing Revenue (Seminole State College Project)	5.13	9/1/36	3,000,000	2,937,690
Oregon--.7%				
Portland,				

Sewer System Revenue (Insured; FGIC)	5.75	8/1/10	3,500,000 a	3,694,040
Pennsylvania--1.7%				
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.85	4/20/36	4,210,000	4,457,885
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project))	6.00	6/1/31	5,000,000 b,c	5,159,750
South Carolina--3.6%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	10,900,000 a,b,c	11,823,285
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	4,385,000	4,627,184
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	4,000,000	4,148,400
Tennessee--3.0%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/31	8,355,000	8,661,294
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	8,000,000	7,779,680
Shelby County Health, Educational and Housing Facility Board, MFHR (Cameron at Kirby Parkway and Stonegate Apartments)	7.25	7/1/23	2,600,000 e	705,900
Texas--5.1%				
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	5,000,000 a	5,451,100
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	4.95	5/15/33	6,000,000	5,808,540
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American				

Airlines Inc.)	5.50	11/1/30	3,000,000	2,861,700
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	4,785,000	4,869,886
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; FSA)	5.50	11/1/21	3,000,000	3,177,570
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	3,500,000	3,747,275
Wichita Falls, Water and Sewer Revenue (Insured; AMBAC)	5.38	8/1/11	3,000,000 [a]	3,170,610
Virginia--1.9%				
Virginia College Building Authority, Educational Facilities Revenue (The Washington and Lee University Project) (Insured; MBIA)	5.25	1/1/31	5,100,000	5,717,457
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.10	10/1/35	5,000,000 [d]	5,036,550
Washington--2.3%				
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; MBIA)	7.13	7/1/16	10,425,000	12,773,023
West Virginia--.9%				
West Virginia, GO State Road (Insured; MBIA)	5.75	6/1/10	2,500,000 [a]	2,653,350
West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center, Inc.)	6.00	9/1/10	2,440,000 [a]	2,605,261
Wisconsin--4.4%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	4,495,000	4,692,735
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	13,350,000	14,563,382
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	5,982,460
U.S. Related--2.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Bonds	0.00	5/15/50	10,400,000	724,152
Children's Trust Fund of Puerto Rico, Tobacco Settlement				
Asset-Backed Bonds	0.00	5/15/55	10,000,000	375,900
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	4,000,000	4,406,000
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/13	6,000,000	6,451,980
Total Long-Term Municipal Investments (cost $584,592,593)				**602,555,108**

Short-Term Municipal Investments--1.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kansas--.7%				
Kansas Development Finance Authority, Revenue (Sisters of Charity of Leavenworth Health System) (Liquidity Facility; JPMorgan Chase Bank)	3.64	8/1/07	4,000,000 f	4,000,000
Utah--.6%				
Salt Lake County, PCR, Refunding (Service Station Holdings Inc. Project)	3.70	8/1/07	3,500,000 f	3,500,000
Total Short-Term Municipal Investments (cost $7,500,000)				**7,500,000**
Total Investments (cost $592,092,593)			107.5%	610,055,108
Liabilities, Less Cash and Receivables			(7.5%)	(42,536,905)
Net Assets			100.0%	567,518,203

a   These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $90,618,627 or 16.0% of net assets.

c   Collateral for floating rate borrowings.

d   Purchased on a delayed delivery basis.

e   Non-income producing security; interest payments in default.

f   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance